Exhibit 99.1

Amended and Restated Form: 12 | Issuer Name: Thomson Reuters Corporation

(“Thomson Reuters”)

Stock Symbol: TRI

This Form 12 amends and restates Thomson Reuters’ Form 12 dated December 29, 2020.

1.	Securities Sought – State the following:

a)	Class(es) of securities subject to the NCIB:

Common Shares of Thomson Reuters (“Common Shares”)

b)	Total number of securities:

i)	issued and outstanding: (as of December 24, 2020):

497,117,528 Common Shares

ii)	if applicable, in the total public float: (as of ):

Not applicable

c)	Percentage of securities that may be purchased under the NCIB:

i)	% of issued and outstanding (maximum 5%):

4.0%

ii)	% of the public float, as the case may be (maximum 10%):

Not applicable

d)	Maximum number of securities that may be acquired under the NCIB:

Up to 20,000,000 Common Shares, which reflects an increase of 15,000,000 Common Shares

e)	Number of securities the issuer actually intends to acquire under the NCIB (i.e., not necessarily the maximum):

Up to 20,000,000 Common Shares, which reflects an increase of 15,000,000 Common Shares

f)	Is the issuer an investment fund:

No

Amended and Restated Form 12 – Notice of Intention to make a Normal Course Issuer Bid

© 2017, TSX Inc.

(as at May 11, 2017)

Amended and Restated Form: 12 | Issuer Name: Thomson Reuters Corporation
(“Thomson Reuters”)
Stock Symbol: TRI

i)	If the answer is NO, the average daily trading volume for six months prior to the date of the original Form 12:

509,367 Common Shares – average daily trading volume on the TSX for the six months ended November 30, 2020.

g)	Does the issuer have a class of restricted securities:

No

If the answer is YES:

i)	describe the voting rights of all equity securities:

Not applicable

ii)	if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB:

Not applicable

h)	Whether the securities are going to be cancelled. If such securities are not cancelled, state how such securities will be dealt with:

Any Common Shares that are repurchased will be cancelled.

2.

Duration – State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence. (i.e. May 1, 2004 to April 30, 2005):

The NCIB commenced on January 4, 2021 and will terminate no later than January 3, 2022.

3.	Method of Acquisition – State the following:

a)	whether purchases will be effected through the facilities of TSX and identify any other exchanges or market places on which purchases will be made:

Purchases of Common Shares will be effected through the facilities of the TSX, the New York Stock Exchange and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or New York Stock Exchange or under applicable law by a registered investment dealer (or an affiliate of the dealer), including private agreement purchases or share purchase program agreement purchases if Thomson Reuters receives an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases.

Amended and Restated Form 12 – Notice of Intention to make a Normal Course Issuer Bid

© 2017, TSX Inc.

(as at May 11, 2017)

Amended and Restated Form: 12 | Issuer Name: Thomson Reuters Corporation
(“Thomson Reuters”)
Stock Symbol: TRI

b)	whether purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX:

Purchase and payment for the Common Shares will be made by Thomson Reuters in accordance with the requirements of the TSX and applicable securities laws.

c)	whether the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition:

The price that Thomson Reuters will pay for the Common Shares in open market transactions acquired by it will be the market price of the Common Shares at the time of acquisition or such other price as may be permitted by the TSX. Any private agreement purchases made under an exemption order may be at a discount to the prevailing market price.

d)	whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding:

Thomson Reuters does not presently intend to purchase Common Shares other than by means of open market transactions or private agreement purchases under an exemption order during the period the NCIB is outstanding.

4.

Consideration Offered – State whether there are any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NCIB, such as specific funds available, method of purchasing, etc.:

There are no restrictions on the consideration to be offered by Thomson Reuters under the NCIB and there are no other restrictions relating to the NCIB. Thomson Reuters and holders of the Common Shares will be responsible for the payment of commissions to their respective brokers through which purchases and sales will be made at the applicable prevailing rates at the time of purchase.

5.	Reasons for the NCIB – State the purpose or business reasons for the NCIB:

In originally authorizing the NCIB and in approving the increase in Common Shares set forth in this amended and restated notice, the Thomson Reuters Board believes that the purchase of Common Shares from time to time can be undertaken at prices that make the acquisition of such Common Shares an appropriate use of Thomson Reuters available funds and an appropriate mechanism for returning capital to its shareholders. On August 5, 2021, Thomson Reuters announced that it plans to repurchase up to US$1.2 billion of Common Shares. Purchases under this NCIB will be made as part of those plans.

Amended and Restated Form 12 – Notice of Intention to make a Normal Course Issuer Bid

© 2017, TSX Inc.

(as at May 11, 2017)

Amended and Restated Form: 12 | Issuer Name: Thomson Reuters Corporation
(“Thomson Reuters”)
Stock Symbol: TRI

6.

Valuation – State whether there has been any appraisal or valuation of the issuer to the best knowledge of the directors or officers of the issuer, after reasonable enquiry, regarding the issuer, its material assets or securities prepared within the two years preceding the date of either the original notice or this amended and restated notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation. If there has been such an appraisal or valuation, include a summary of such appraisal or valuation:

The directors and officers of Thomson Reuters, after reasonable enquiry, have no knowledge of any appraisal or valuation regarding Thomson Reuters, its material assets or securities, prepared within the last two years preceding the date of the original notice or this amended and restated notice.

7.	Previous Purchases – Where the issuer has purchased securities under a NCIB within the past 12 months prior to the original notice or under the current NCIB, state the following:

a)	method of acquisition:

Purchases of Common Shares were effected through the facilities of the TSX, the NYSE and other alternative trading systems by RBC Capital Markets, a registered investment dealer.

b)	the number of securities sought and approved for purchase:

25,000,000 Common Shares for the 12 months prior to December 29, 2020

5,000,000 Common Shares under the current NCIB that started on January 4, 2021

c)	the number of securities actually purchased:

6,863,330 Common Shares purchased in the 12 months prior to December 29, 2020

2,455,807 Common Shares purchased under the current NCIB since January 4, 2021

d)	the weighted average price paid per security:

US$72.61 for Common Shares purchased in the 12 months prior to December 29, 2020

US$81.45 for Common Shares purchased under the current NCIB since January 4, 2021

8.	Persons Acting Jointly or In Concert with the Issuer – Disclose the identity of any party acting jointly or in concert with the issuer:

There are no persons acting jointly or in concert with Thomson Reuters.

Amended and Restated Form 12 – Notice of Intention to make a Normal Course Issuer Bid

© 2017, TSX Inc.

(as at May 11, 2017)

Amended and Restated Form: 12 | Issuer Name: Thomson Reuters Corporation
(“Thomson Reuters”)
Stock Symbol: TRI

9.	Acceptance by Insiders, Affiliates and Associates –

a)	name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB:

No director or senior officer of Thomson Reuters presently intends to sell Common Shares during the remaining course of the NCIB. During the remaining course of this NCIB, directors and senior officers of Thomson Reuters may from time to time effect such sales of Common Shares as may be necessary or desirable in their personal circumstances and sales of Common Shares by such persons may occur as a result of the exercise by such persons of outstanding stock options or the vesting of restricted share units or deferred share units.

b)

where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities:

Except as set forth below, to the knowledge of Thomson Reuters, its directors and senior officers, after reasonable enquiry, (i) no associate of a director or senior officer of Thomson Reuters; (ii) no person acting jointly or in concert with Thomson Reuters; and (iii) no person holding 10% or more of any class of equity securities of Thomson Reuters presently intends to sell Common Shares during the remaining course of this NCIB.

As of August 4, 2021, The Woodbridge Company Limited and other companies affiliated with it (“Woodbridge”) beneficially owned 326,645,416 Common Shares, or approximately 66% of the outstanding Common Shares. Woodbridge plans to continue to hold its Common Shares for the long term and accordingly to maintain its controlling interest in Thomson Reuters. From time to time, Woodbridge disposes of Common Shares in amounts that are not material for liquidity and other reasons and such disposals may occur during the remaining course of this NCIB. Thomson Reuters and Woodbridge have a protocol in place to ensure that Thomson Reuters is not purchasing Common Shares on the open market on any day when Woodbridge is selling Common Shares.

10.

Benefits from the NCIB – State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell:

Not applicable

Amended and Restated Form 12 – Notice of Intention to make a Normal Course Issuer Bid

© 2017, TSX Inc.

(as at May 11, 2017)

Amended and Restated Form: 12 | Issuer Name: Thomson Reuters Corporation
(“Thomson Reuters”)
Stock Symbol: TRI

11.	Material Changes in the Affairs of the Issuer – Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer:

To the knowledge of Thomson Reuters, its directors and senior officers, after reasonable enquiry, there are no undisclosed material changes in the affairs of Thomson Reuters.

12.	Participating Organization Information –

a)	Name of brokerage firm: RBC Capital Markets
b)	Name of registered representative: Tyler Parrent (tyler.parrent@rbccm.com)
c)	Address of brokerage firm: 200 Bay Street, Toronto, Ontario M5J 2J5, Canada
d)	Fax number: +1.416.842.6100
e)	Telephone number: +1.416.842.6010

13.	Disclose any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB:

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth. Thomson Reuters may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.

From time to time when Thomson Reuters does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of Common Shares at times when it ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Amended and Restated Form 12 – Notice of Intention to make a Normal Course Issuer Bid

© 2017, TSX Inc.

(as at May 11, 2017)

Amended and Restated Form: 12 | Issuer Name: Thomson Reuters Corporation
(“Thomson Reuters”)
Stock Symbol: TRI

14.

Certificate – The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this amended and restated notice is complete and accurate and in compliance with Section 629 of the TSX Company Manual. This amended and restated notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

/s/ Michael Eastwood
Name:	Michael Eastwood
Title:	Chief Financial Officer
Date:	August 5, 2021

Amended and Restated Form 12 – Notice of Intention to make a Normal Course Issuer Bid

© 2017, TSX Inc.

(as at May 11, 2017)